                                                                       EXHIBIT 3

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $0.001 par value per share, and 2,000,000 shares of Preferred Stock, $0.001 par value per share. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Restated Articles and the Company's Restated Bylaws (the "Restated Bylaws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  As of May 1, 1998, the Common Stock was held of record by 83 persons and entities, and a total of 1,999,961 shares were outstanding or committed for issuance. In addition, 41 persons held options to purchase up to 454,819 shares of Common Stock.

  Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

ROSE WARRANT

  In 1991, the Company issued to Michael J. Rose and Kendrick Chamberlin, for nominal consideration, a warrant to purchase an aggregate of 29,518 shares of Common Stock at an exercise price of $2.37 per share (the "Rose Warrant"). In 1992, Mr. Rose acquired Mr. Chamberlin's share of the Rose Warrant. The Rose Warrant is currently exercisable and expires in 2001. The Rose Warrant has conversion rights and rights in the event of a reclassification of the Company's Common Stock.

REPRESENTATIVE'S WARRANT

  The Company has agreed to sell to the Representative or its designees, for nominal consideration, a warrant (the "Representative's Warrant") to purchase up to 160,000 shares of the Company's Common Stock at an exercise price equal to 120% of the public offering price. The Representative's Warrant is exercisable for a period of four years, beginning one year from the date of this Prospectus. At any time during this period, the holder of the Representative's Warrant shall have the right to require the Company, at the Company's expense (including reasonable expenses incurred in connection with Blue Sky qualifications), to prepare and file a registration statement so as to permit the public offering of the Common Stock underlying the Representative's Warrant, such registration statement to be kept effective for a period of up to 120 days. See "Underwriting."

KULA FUND WARRANT

  Upon completion of the Offering, the Company expects to appoint a representative of CDC to the Board of Directors and to sell to the Kula Fund, for nominal consideration, a warrant to purchase 117,000 shares of Common Stock at an exercise price equal to 120% of the public offering price, such warrant to be exercisable for a period of four years. See "Certain Transactions" and "Underwriting."

PREFERRED STOCK

  The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. No shares of Preferred Stock have been issued. The issuance of Preferred Stock could have one or more of the following effects: (i) restrict any Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilute the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or (iii) prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Restated Articles or any reorganization, consolidation or merger (or other similar transaction involving the Company). As a result, the issuance of Preferred Stock may discourage bids for the Company's Common Stock at a premium over the market price therefor and could have a material adverse effect on the market value of the Common Stock. The Board of Directors does not currently intend to issue any shares of Preferred Stock. See "Risk Factors--Antitakeover Considerations."

WASHINGTON ANTITAKEOVER STATUTE

  Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation (an "Acquiring Person") for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period, a "significant business transaction" may take place as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of the Company. See "Risk Factors--Antitakeover Considerations."

CERTAIN PROVISIONS IN RESTATED ARTICLES

  The Restated Articles provide for the division of the Company's Board of Directors into three classes, as nearly equal in number as possible, each for a three-year term, with one class being elected each year by the Company's shareholders. See "Management--Directors, Director Nominees, Executive Officers and Key Employees." Directors may be removed only for cause and only by a vote of not less than two-thirds of the shares of the Company's capital stock entitled to vote on an election of the director whose removal is sought.

  The Restated Articles require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of the Company's assets) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination shall have been approved by a majority of Continuing Directors (defined as those individuals who were members of the Board of Directors on May 11, 1998 or were elected thereafter on the recommendation of a majority of the Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

  Under the Restated Articles, the shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. The Restated Articles also provide that changes to certain provisions of the Articles of Incorporation, including those regarding amendment of certain provisions of the Restated Bylaws or Restated Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

  It is possible that these provisions in the Restated Articles may have the effect of delaying, deterring or preventing a change in control of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

  The Restated Articles include a provision that limits the liability of the Company's directors to the fullest extent permitted by the WBCA as it currently exists or as it may be amended in the future. Consequently, subject to the WBCA, no person shall be liable to the Company or its shareholders for monetary damages resulting from such person's conduct as a director of the Company. Amendments to the Restated Articles may not adversely affect any right of a director of the Company with respect to acts or omissions occurring prior to such amendment. Section 23B.08.320 of the WBCA provides that the Restated Articles may not limit any director's liability for acts or omissions involving intentional misconduct or knowing violations of law, unlawful distributions or transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Restated Bylaws implement this indemnification to the fullest extent permitted by law. Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services L.L.C.